August 30, 2010
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Mr. Duc Dang

Re:	Hicks Acquisition Company II, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 4, 2010
File No. 333-167809
Dear Mr. Dang:
     On behalf of Hicks Acquisition Company II, Inc., a Delaware corporation (the “Company”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), and the applicable rules and regulations under the Securities Act, Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-167809, filed on June 28, 2010, as amended (the “Registration Statement”).
     The Registration Statement has been amended to reflect responses to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter, dated August 26, 2010 (the “Comment Letter”), relating to the Registration Statement. For your convenience, each response is preceded by the Staff’s comment to which the response relates. Terms not otherwise defined herein have the meaning ascribed to such terms in the Registration Statement.
General
1.	Comment. We note your response to comment 7 in our letter dated July 27, 2010 that you will not allow for a tender of 100% in all circumstances. You have included revised disclosure that the maximum redemption would not exceed an amount that would cause your net tangible assets to be less than $5,000,001. It is not clear if that means you will allow for a tender of up to the maximum redemption amount in all circumstances. Please revise to clarify. For instance, if you are not seeking shareholder approval, would you commence a tender offer for only 50% of the shares outstanding?
Response. The Company notes the Staff’s comment and has revised pages 13, 36, 46 and 64 of the Amendment to clarify that, while in no event will the Company accept redemptions that would cause the Company’s net tangible assets to be less than $5,000,001, if the Company enters into an acquisition agreement with a prospective target business that contains a closing condition that requires a certain minimum net worth

Mr. Duc Dang, Securities and Exchange Commission
August 30, 2010

or amount of cash, such amount may be greater than $5,000,001. In such a case, the Company would limit redemptions to an amount that permits it to satisfy such a closing condition, and if redemptions would prevent the satisfaction of such a closing condition, the Company will not proceed with the redemption and the related business combination.
2.	Comment. We note your response to comment 8 in our letter dated July 27, 2010 but are reissuing the comment in part. Please revise the summary section, the risk factors section and other parts of the prospectus to eliminate embedded lists which make the disclosure difficult to understand. Please see Rule 421.
Response. The Company notes the Staff’s comment and has revised the Amendment to eliminate all embedded lists.
3.	Comment. We note your response to comment 9 in our letter dated July 27, 2010. In order to avoid giving undue prominence to the total and annualized returns of Hicks Acquisitions Company I, Inc. (HACI), please remove it from the prospectus summary section of the registration statement. In addition, please balance the disclosure of the prior affiliation by clarifying that a substantial amount of the founders units and warrants were cancelled upon the closing of the business combination, which may have affected the value of the shares and warrants going forward.
Response. The Company notes the Staff’s comment and has deleted all performance data related to Hicks Acquisition Company I, Inc.
4.	Comment. In connection with your response to comment 9, please note that it is generally not appropriate to attribute the performance of a company to your members of management that did not control the company during the referenced performance period. Further, disclosure about HACI is on file and publicly available to potential shareholders that would determine such disclosure is relevant. As such, please revise to remove performance information that occurred after your management relinquished control.
Response. The Company notes the Staff’s comment and has deleted all performance data related to Hicks Acquisition Company I, Inc.
5.	Comment. Please file an amendment to include an updated consent from your independent registered public accounting firm.
Response. The Company notes the Staff’s comment and has included an updated consent from its independent registered public accounting firm as an exhibit to this Amendment.

Mr. Duc Dang, Securities and Exchange Commission
August 30, 2010

Risk Factors, page 18
We are not required to obtain an opinion from an independent investment ..., page 30
6.	Comment. We note your response to comment 29 that if no fairness opinion is obtained, your stockholders will be relying on the judgment of the board of directors who will determine the fair market value and fairness based on “standards generally accepted by the financial community.” In the appropriate section, please describe these standards in greater detail.
Response. The Company notes the Staff’s comment and has disclosed the financial standards that would be applicable on pages 30 and 61 of the Amendment.
7.	Comment. We note the revised disclosure that such “standards used will be disclosed in our tender offer documents or proxy solicitation materials, as applicable.” In addition to disclosing the standards use, please revise to clarify if you will provide a discussion of the application of such standards and the basis for the board’s fairness determination.
Response. The Company notes the Staff’s comment and has disclosed that it will provide a discussion of the application of such standards and the basis of the board’s fairness determination on pages 30 and 61 of the Amendment.
We may issue notes or other debt securities, or otherwise incur substantial ..., page 33
8.	Comment. We note your response to comment 25. In addition to your current disclosure, please additionally disclose that you do not have a maximum debt leverage ratio or a policy with respect to how much debt you may incur and discuss the associated risks.
Response. The Company notes the Staff’s comment and has revised page 34 of the Amendment to disclose that the Company does not have a maximum debt leverage ratio or policy with respect to the incurrence of debt and the risks associated with the absence of such a ratio or policy.
We may attempt to consummate our initial business combination with a ..., page 35
9.	Comment. Please provide additional, detailed disclosure regarding the risks related to effecting your initial business combination with a privately held company.
Response. The Company notes the Staff’s comment and has revised the risk factor referenced in the Staff’s comment on page 35 and added a risk factor on pages 35 and 36 of the Amendment to further disclose the risks associated with consummating a business combination with a privately held company.

Mr. Duc Dang, Securities and Exchange Commission
August 30, 2010

Use of Proceeds, page 42
10.	Comment. We note that you will pay a total of $400,000 to The Klein Group for advisory services in connection with the offering and your initial business combination. Here or elsewhere in the prospectus, please provide additional details regarding The Klein Group and the services they will be performing for you.
Response. The Company notes the Staff’s comment and has revised page 109 of the Amendment to describe the role of The Klein Group and the services it is, and will be, providing to the Company.
Exhibit 5.1 Legal Opinion
11.	Comment. We note the last sentence of the first complete paragraph on page 2 states that your legal counsel has relied, without independent investigation, as to “various questions of fact” relevant to the legal opinion. Please note that it is inappropriate for counsel to assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please either have counsel remove this assumption or explain to us what facts are being assumed. Additionally, we note the disclosure in paragraph B on page 3 that the matters in this legal opinion are subject to and qualified and limited by “securities laws and public policy underlying such laws with respect to rights to indemnification and contribution.” Please explain to us what this qualification means.
Response. The Company notes the Staff’s comment and the Company’s counsel has narrowed the language identified by the Staff on page 2 of its legal opinion and deleted the qualification in Paragraph B on page 3 of its opinion.
     If you have any questions with respect to the foregoing, please contact the undersigned at (214) 969-4788.

Sincerely, AKIN GUMP STRAUSS HAUER & FELD LLP
By:	/s/ James A. Deeken
James A. Deeken